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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

        Form 20-F [X] Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

        Yes [ ] No [X]

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

        Yes [ ] No [X]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

        Yes [ ] No [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

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Semiconductor Manufacturing International Corporation (the "Registrant") is
furnishing under the cover of Form 6-K:

Exhibit 99.1: Press announcement dated July 23, 2004 relating to the appointment of Mr. Sean Hunkler as non-executive director of the Registrant.

Exhibit 99.2: Press release dated July 28, 2004 relating to verification of
              MoSys' ultra-high reliability IT-SRAM-R technology on the Registrant's 0.13 micron logic process.

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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Semiconductor Manufacturing
                                International Corporation

                                By: /s/ Richard R. Chang
                                    --------------------------------------
                                    Name:  Richard R. Chang
                                    Title: Chairman of the Board,
                                           President and Chief Executive Officer

Date: July 28, 2004

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                                  EXHIBIT INDEX

Exhibit         Description
-------         -----------
Exhibit 99.1:   Press announcement dated July 23, 2004 relating to the
                appointment of Mr. Sean Hunkler as non-executive director of the Registrant.

Exhibit 99.2: Press release dated July 28, 2004 relating to verification of MoSys' ultra-high reliability IT-SRAM-R technology on the Registrant's 0.13 micron logic process.

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                                                                    EXHIBIT 99.1

                                   [SMIC LOGO]
              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                            [Company Name in Chinese]
           (Incorporated in the Cayman Islands with limited liability)
                               (STOCK CODE: 0981)

                      SMIC APPOINTS NON-EXECUTIVE DIRECTOR

                      SMIC appoints Non-Executive Director

The Company is pleased to announce that Mr. Sean Hunkler has been appointed as Non-Executive Director of the Company effective from 25 April 2004.

Mr. Hunkler, 42, is the vice president of Fab Operations for Freescale Semiconductor Inc, a subsidiary of Motorola, Inc, a shareholder of our Company. Mr. Hunkler worked in Hong Kong and managed liaison between the businesses and manufacturing sites in the Asia Pacific region. He also served as president of Motorola's White Oak joint venture with Infineon Technologies in Richmond, Virginia. During this time Mr. Hunkler also oversaw the SC300 joint venture in Dresden, Germany. Mr. Hunkler received his bachelor's degree in chemical engineering from Johns Hopkins University, and his master's degree in business administration from the University of Texas at Austin.

Mr. Hunkler will serve as a Class I Director of the Company, which means that he will serve for an initial term that will terminate on the date that is one year from the date on which dealings in the Company's shares commenced on The Stock Exchange of Hong Kong Limited, namely from 18 March 2004. After this period, he will, together with other Class I Directors, be eligible for re-election for a term of 3 years.

Mr. Hunkler is not connected with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this announcement, the directors of the Company are Richard R. Chang, Lai Xing Cai, Ta-Lin Hsu, Sean Hunkler, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang.

                           Semiconductor Manufacturing International Corporation
                                              Richard R. Chang
                                                  Chairman

Hong Kong, 23, July 2004

* for identification only.

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                                                                    EXHIBIT 99.2

[LOGO OF MOSYS]                         [LOGO OF SMIC]

K.T. Boyle                              Sarina Huang
MoSys, Public Relations                 SMIC Public Relations
Sunnyvale, CA                           Shanghai, China
+1 (408) 731-1830                       +86 21 5080 2000 x 10356
kboyle@mosys.com                        Sarina_Huang@smics.com

               MOSYS' ULTRA-HIGH RELIABILITY 1T-SRAM-R TECHNOLOGY
                   VERIFIED ON SMIC 0.13-MICRON LOGIC PROCESS

   Customers benefit from Transparent Error Correction for increasing density, quality, and elimination of laser repair

SUNNYVALE, Calif., and SHANGHAI, China, July 28th, 2004 - MoSys, Inc. (NASDAQ:
MOSY), the industry's leading provider of high density embedded memory solutions, and Semiconductor Manufacturing International Corporation (SMIC;
NYSE: SMI; HKSE: 981), one of the leading semiconductor foundries in the world, announced that MoSys' 1T-SRAM-R(R) technology incorporating Transparent Error Correction(TM) (TEC) is silicon-proven in SMIC's 0.13 micron logic process. This extends the existing cooperation between the companies as an additional optimized high-density memory solution is now available to SMIC's foundry customers.

"SMIC's silicon verification of MoSys' 0.13um high density, 1T-SRAM-R memory gives our customers access to exceptional memory technology that has been verified on two of SMIC's standard logic processes: 0.18, and now, 0.13 micron," stated James Sung, vice president of sales and marketing at SMIC. "Both 1T-SRAM-R offerings not only help our customers realize additional product cost savings through TEC; they also significantly reduce design risk and enhance our customer's ability to create complex SoC designs using MoSys' unique memory architecture."

"Our 1T-SRAM-R embedded memory technology continues to demonstrate its exceptional scalability and portability, while improving yields, Soft Error Rate
(SER) and reliability through built-in Transparent Error Correction," commented Fu-Chieh Hsu, president and CEO of MoSys. "MoSys' 1T-SRAM-R memory, which has been silicon-verified with very high yields on SMIC's logic process, provides their customers with access to high-density 0.13-micron memory technology and delivers the added benefit of simplifying production flow by eliminating laser repair."

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ABOUT SMIC

SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

ABOUT MOSYS

Founded in 1991, MoSys (NASDAQ: MOSY), develops, licenses and markets innovative memory technologies for semiconductors. MoSys' patented 1T-SRAM technologies offer a combination of high density, low power consumption, high speed and low cost unmatched by other available memory technologies.

The single transistor bit cell used in 1T-SRAM memory results in the technology achieving much higher density than traditional four or six transistor SRAMs, while using the same standard logic manufacturing processes.1T-SRAM technologies also offer the familiar, refresh-free interface and high performance for random address access cycles associated with traditional SRAMs.

In addition, these technologies can reduce power consumption by a factor of four compared with traditional SRAM technology, contributing to making it ideal for embedding large memories in System on Chip (SoC) designs. MoSys' licensees have shipped more than 50 million chips incorporating 1T-SRAM embedded memories, demonstrating the excellent manufacturability of the technology in a wide range of silicon processes and applications. MoSys is headquartered at 1020 Stewart Drive, Sunnyvale, California 94085. More information is available on MoSys' website at http://www.mosys.com.

1T-SRAM(R)is a MoSys trademark registered in the U.S. Patent and Trademark Office. All other trade, product, or service names referenced in this release may be trademarks or registered trademarks of their respective holders.